SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Ikanos Communications, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
45173E105

(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45173E105	SCHEDULE 13G	Page 2 of 8 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Francis Capital Management, LLC 95-4800797
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION California, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,300,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,800,000
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,800,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.29%
12		TYPE OF REPORTING PERSON (See Instructions) IA

CUSIP No. 45173E105	SCHEDULE 13G	Page 3 of 8 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) John P. Francis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,300,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,800,000
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,800,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.29%
12		TYPE OF REPORTING PERSON (See Instructions) IN,HC

CUSIP No. 45173E105	SCHEDULE 13G	Page 4 of 8 Pages

Item 1.	(a) Name of Issuer

Ikanos Communications, Inc.

(b) Address of Issuer’s Principal Executive Offices

47669 Fremont Boulevard, Fremont, CA 94538

Item 2.	(a) Name of Person Filing

This Schedule 13G is being filed on behalf of Francis Capital Management, LLC, a California limited liability company ("FCM") and John P. Francis, Managing Member of FCM (each, a "Reporting Person").

(b) Address of Principal Business Office, or, if none, Residence

1453 Third Street, Suite 470, Santa Monica, CA 90401

(c) Citizenship

FCM is a California limited liability company.

John P. Francis is a United States citizen.

(d) Title of Class of Securities

Common Stock

(e) CUSIP No.:

45173E105

CUSIP No. 45173E105	SCHEDULE 13G	Page 5 of 8 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 45173E105	SCHEDULE 13G	Page 6 of 8 Pages

 Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

For each Reporting Person:

(a) Amount beneficially owned: 5,800,000

(b) Percent of Class: 8.29% *

(c) Number of shares as to which the person has:

(i)   Sole power to vote or to direct the vote: 5,300,000

(ii)  Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 5,800,000

(iv) Shared power to dispose or to direct the disposition of: 0

* According to the issuer's Form 10-Q filed on November 1, 2012 as of October 23, 2012 it had 69,941,666 shares of common stock outstanding.

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

FCM, in its capacity as investment adviser to certain managed accounts ("Managed Accounts") and two pooled investment vehicles, Catalysis Partners, LLC ("Catalysis LLC"), a Delaware limited liability company and Catalysis Offshore, Ltd. ("Catalysis Ltd." and together with Catalysis LLC, the "Funds"), a Cayman Islands exempted company, may be deemed to be the beneficial owner of 5,800,000 shares of issuer's common stock owned by the Funds and Managed Accounts, as in its capacity as investment adviser it has the power to dispose and direct the disposition of the shares of the issuer's common stock owned by the Funds and the Managed Accounts, and has the power to vote the shares of the issuer's common stock owned by the Funds and owned by certain of the Managed Accounts.

Specifically, Catalysis LLC is the record and beneficial owner of 2,793,990 shares of the issuer's common stock (approximately 3.99%), Catalysis Ltd. is the record and beneficial owner of 1,506,010 shares of the issuer's common stock (approximately 2.15%) and the Managed Accounts are the record and beneficial owners of 1,500,000 shares of the issuer's common stock (approximately 2.14%).

John P. Francis is a part-owner of FCM and its Managing Member. As the controlling person of FCM, he may be deemed to beneficially own 5,800,000 shares of the issuer owned by the Funds and Managed Accounts.

Pursuant to Rule 13d-4, John P. Francis disclaims beneficial ownership of the securities owned by the Funds and Managed Accounts

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 45173E105	SCHEDULE 13G	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2013

FRANCIS CAPITAL MANAGEMENT, LLC

By:	/s/ John P. Francis
	Name:	John P. Francis
	Title:	Managing Member

By:	/s/ John P. Francis
	Name:	John P. Francis

CUSIP No. 45173E105	SCHEDULE 13G	Page 8 of 8 Pages

EXHIBIT A

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-l(k)(1) under the Securities and Exchange Act of 1934, as amended (the "Act") by and among the parties listed below, each referenced to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

FRANCIS CAPITAL MANAGEMENT, LLC

By:	/s/ John P. Francis
	Name:	John P. Francis
	Title:	Managing Member

By:	/s/ John P. Francis
	Name:	John P. Francis